Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
October 5, 2007
STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Accelerated Market Participation Securities (“AMPS”) Linked to a Basket of Five International Equity Indices Concentrated in the Pacific Rim Due: April [●], 2009
INVESTMENT HIGHLIGHTS

•   18 Month term to maturity.
•   The Notes are not principal protected.
•   Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•   Issue Price: 100.00% of the principal amount ($1,000 per Note) ([99.00]% for investors who purchase a principal amount of at least $1,000,000).
•   The Notes are linked to the performance of an equally-weighted basket comprised of the following five international equity indices concentrated in the Pacific Rim: (1) the FTSE/Xinhua China 25 Index™ (the “XIN0I”); (2) the Nikkei 225SM Index (the “NKY”); (3) the Korea Stock Price Index 200 (the “KOSPI2”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the S&P/ASX 200 Index (the “AS51”). (Each such index a “Component,” and together the “Basket.”) The weighting of each Component within the Basket is fixed at 1/5, or 20.00%, and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes.
•   The Cash Settlement Value will be based on the performance of the Basket over the term of the Notes as measured by the Basket Return. The “Basket Return” is calculated as the difference of (i) the quotient of the Final Basket Level divided by the Initial Basket Level minus (ii) one. The “Final Basket Level” equals the Basket Level on the Valuation Date as described below and determined by the Calculation Agent, and the “Initial Basket Level” equals 100, representing the Basket Level on the Pricing Date.
•   If, on the Valuation Date, the Basket Return is greater than or equal to zero, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount of the Note, plus the lesser of: (1) the product of (i) $1,000 multiplied by (ii) the Basket Return multiplied by (iii) the Participation Rate ([200.00]%); and (2) the product of (i) [30.00]% (the maximum return on the Notes) multiplied by (ii) the principal amount of the Notes.
•   Thus, if the Basket Return is greater than [115.00]% of the Initial Basket Level, regardless of the extent to which the Basket Return is greater than [115.00]% of the Initial Basket Level, the Cash Settlement Value will be equal to $[1,300.00] per Note, which represents a maximum return of [30.00]%.
•   If, on the Valuation Date, the Basket Return is less than zero, the Cash Settlement Value for each Note will be equal to the product of (i) $1,000 multiplied by (ii) the quotient of the Final Basket Level divided by the Initial Basket Level. In this case, you will receive less, and possibly significantly less, than your initial investment in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        BEAR, STEARNS & CO. INC.
STRUCTURED PRODUCTS GROUP
                   (212) 272-6928

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the performance of an equally-weighted basket comprised of the following five international equity indices: (1) the FTSE/Xinhua China 25 Index™ (the “XIN0I”); (2) the Nikkei 225SM Index (the “NKY”); (3) the Korea Stock Price Index 200 (the “KOSPI2”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the S&P/ASX 200 Index (the “AS51”). The weighting of each Component within the Basket is fixed at 1/5, or 20.00%, and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part.

Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928Y49
ISSUE PRICE:	100.00% of the Principal Amount (99.00% for investors who purchase a Principal Amount of at least $1,000,000).
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	October [●], 2007
SETTLEMENT DATE:	October [●], 2007
MATURITY DATE:	April [●], 2009 (for a term of approximately 18 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
COMPONENTS:
The Notes are linked to the performance of an equally-weighted basket comprised of the following five international equity indices: (1) the FTSE/Xinhua China 25 Index™ (the “XIN0I”); (2) the Nikkei 225SM Index (the “NKY”); (3) the Korea Stock Price Index 200 (the “KOSPI2”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the S&P/ASX 200 Index (the “AS51”) (each such index a “Component” and together the “Basket”).

COMPONENT SPONSORS:
FTSE/Xinhua Index Limited, a joint venture of FTSE International Limited and Xinhua Financial Network Limited as the sponsor of the FTSE/Xinhua China 25 Index, Nihon Keizai Shimbun Inc. (“Nihon Keizai”) as the sponsor of the Nikkei 225SM Index, Korea Exchange as the sponsor of the Korea Stock Price Index 200, the American Stock Exchange LLC as the sponsor for the Hong Kong 30 Index, and S&P and the Australian Stock Exchange as sponsor of the S&P/ASX 200 Index are hereinafter referred to as “Component Sponsors.”

CASH SETTLEMENT VALUE:	An amount in cash that depends upon the Basket Return.

If, on the Valuation Date, the Basket Return is greater than or equal to zero, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount of the Note, plus the lesser of: (1) the product of (i) $1,000 multiplied by (ii) the Basket Return multiplied by (iii) the Participation Rate ([200.00]%); and (2) the product of (i) [30.00]% (the maximum return on the Notes) multiplied by (ii) the principal amount of the Notes.

If, on the Valuation Date, the Basket Return is less than zero, the Cash Settlement Value for each Note will be equal to the product of (i) $1,000 multiplied by (ii) the quotient of the Final Basket Level divided by the Initial Basket Level.

BASKET RETURN:	An amount determined by the Calculation Agent and calculated as the difference of (i) the quotient of the Final Basket Level divided by the Initial Basket Level minus (ii) one.
FINAL BASKET LEVEL:	Equals the Basket Level on the Valuation Date as determined by the Calculation Agent.
INITIAL BASKET LEVEL:	Equals the Basket Level on the Pricing Date, or 100.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

BASKET LEVEL:	On the Valuation Date, is calculated as follows:

VALUATION DATE:	April [●], 2009; the Valuation Date is subject to adjustment as described in the Pricing Supplement.
FINAL LEVEL:
As of the Valuation Date and for each Component, the closing index level as reported by the relevant Component Sponsor and displayed on Bloomberg Page XIN0I <Index> <Go> with respect to the XIN0I, Bloomberg Page NKY <Index> <Go> with respect to the NKY, Bloomberg Page KOSPI2 <Index> <Go> with respect to the KOSPI2, Bloomberg Page HKX <Index> <Go> with respect to the HKX, and Bloomberg Page AS51 <Index> <Go> with respect to the AS51.

ISSUE DATE:	October [●], 2007
INITIAL LEVEL:
Means (i) [●] with respect to the XIN0I; (ii) [●] with respect to the NKY; (iii) [●] with respect to the KOSPI2; (iv) [●] with respect to the HKX; and [●] with respect to the AS51, in each case, representing the closing level of the respective Component on the Pricing Date.

INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[200.00]%
PRICING DATE:	October [●], 2007

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated October 5, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated October 5, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407053151/v089671_424b2.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following hypothetical examples are for illustrative purposes and are not indicative of the future performance of the Components, the Basket or the future value of the Notes. The following hypothetical examples demonstrate the hypothetical Cash Settlement Value of a Note based on the assumptions outlined below. The hypothetical examples do not purport to be representative of every possible scenario concerning increases or decreases in the Components or the Basket Value. You should not construe these examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. Numbers may be rounded for ease of use. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Initial Basket Level is equal to 100.

•	The maximum return is 30.00%.

•	All returns are based on an 18-month term, pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Initial Basket Level	Hypothetical Basket Return	Percentage Change in the Basket	Cash Settlement Value per Note	Percentage Return per Note
100	145	45.00%	$1,300	30.00%
100	140	40.00%	$1,300	30.00%
100	135	35.00%	$1,300	30.00%
100	130	30.00%	$1,300	30.00%
100	125	25.00%	$1,300	30.00%
100	120	20.00%	$1,300	30.00%
100	115	15.00%	$1,300	30.00%
100	110	10.00%	$1,200	20.00%
100	105	5.00%	$1,100	10.00%
100	100	0.00%	$1,000	0.00%
100	95	-5.00%	$950	-5.00%
100	90	-10.00%	$900	-10.00%
100	85	-15.00%	$850	-15.00%
100	80	-20.00%	$800	-20.00%
100	75	-25.00%	$750	-25.00%
100	70	-30.00%	$700	-30.00%
100	65	-35.00%	$650	-35.00%
100	60	-40.00%	$600	-40.00%
100	55	-45.00%	$550	-45.00%
100	50	-50.00%	$500	-50.00%
100	45	-55.00%	$450	-55.00%
100	40	-60.00%	$400	-60.00%
100	35	-65.00%	$350	-65.00%
100	30	-70.00%	$300	-70.00%
100	25	-75.00%	$250	-75.00%
100	20	-80.00%	$200	-80.00%
100	15	-85.00%	$150	-85.00%
100	10	-90.00%	$100	-90.00%
100	5	-95.00%	$50	-95.00%
100	0	-100.00%	$0	-100.00%

Example 1: The Final Basket Level is greater than the Initial Basket Level and the Basket Return is greater than the maximum return.

In this example, the Basket Level generally rises over the term of the Note. On the Valuation Date, the Final Basket Level is 145.00, representing a 45.00% gain from the Initial Basket Level. In this example, using the formula below, the Cash Settlement Value will equal $1,300.00.

The Cash Settlement Value equals the following:

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

In this example, because the level of the Components within the Basket increased over the term of the Note, the investor would receive a positive return on their investment. In this case, where the Basket Return was greater than 115.00% of the Initial Basket Level, the investor’s return would be capped at 30.00% and the investor would receive $1,300.00 for each Note.

Example 2: The Final Basket Level is less then the Initial Basket Level.

In this example, the Basket Level generally declines over the term of the Note. On the Valuation Date, the Final Basket Level is 85.00, representing a 15.00% loss from the Initial Basket Level. In this example, using the formula below, the Cash Settlement Value will equal $850.00.

In this example, because the Components that comprise the Basket generally decreased in value over the term of the Notes, an investor would receive less than their initial investment of $1,000 per Note at the end of the term of the Notes.

Example 3: The Final Basket Level is greater than the Initial Basket Level and the Basket Return is less than the maximum return.

In this example, the Basket Level generally rises over the term of the Note. On the Valuation Date, the Final Basket Level is 112.00, representing a 12.00% gain from the Initial Basket Level. In this example, using the formula below, the Cash Settlement Value will equal $1,240.00.

In this example, because the level of the Components within the Basket increased over the term of the Note, the investor would receive a positive return on their investment. In this case, where the Basket Return was less than 15.00%, the investor would receive the full benefit from the 200% Participation Rate and would receive $1,240.00 for each Note.
BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 4: The Final Basket Level is equal to the Initial Basket Level.

In this example, the Basket Level generally remains unchanged over the term of the Notes. On the Valuation Date, the Final Basket Level is 100.00, representing a 0.00% gain from the Initial Basket Level. In this example, using the formula below, the Cash Settlement Value will equal $1,000.

The Cash Settlement Value equals the following:

In this example, because the level of the Basket did not change over the term of the Notes, an investor would only receive their principal investment of $1,000 per Note at the end of the term of the Notes.

Summary of Examples 1-4 Reflecting the Cash Settlement Value
	Example 1	Example 2	Example 3	Example 4
Initial Basket Level	100.00	100.00	100.00	100.00
Hypothetical Final Basket Level	145.00	85.00	112.00	100.00
Level of Final Basket Level relative to the Initial Basket Level	Higher	Lower	Higher	Equal
Cash Settlement Value per Note	$1,300.00	$850.00	$1,240.00	$1,000.00

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

•
Possible loss of principal—The Notes are not principal protected. If, on the Valuation Date, the Basket Return is less than zero, the Cash Settlement Value you will receive will be less than the initial offering price. In that case, you will receive less, and possibly significantly less, than your initial investment in the Notes.

•
No current income—We will not pay any interest on the Notes. The yield on the Notes, therefore, may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same Maturity Date from an issuer with a comparable credit rating.

•
No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
The Components may not move in tandem—At a time when the level of one or more of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.

•
Taxes—The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the level of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement.

BEAR, STEARNS & CO. INC.